UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

AzurRx BioPharma, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05502L105
(CUSIP Number)

June 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05502L105	13G

1
NAMES OF REPORTING PERSONS

Edmund Burke Ross Jr.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES	5	SOLE VOTING POWER	2,433,153
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	2,433,153
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,433,153

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  ☐

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  20.6%(1)

12
TYPE OF REPORTING PERSON

  IN

(1) Based on 10,988,519 shares of common stock (“Common Stock”) outstanding as of June 7, 2017.

CUSIP No. 05502L105	13G

1
NAMES OF REPORTING PERSONS

EBR Ventures, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  ☐

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  6.3%(1)

12
TYPE OF REPORTING PERSON

  OO

(1) Based on 10,988,519 shares of Common Stock outstanding as of June 7, 2017.

CUSIP No. 05502L105	13G

1
NAMES OF REPORTING PERSONS

ADEC Private Equity Investment, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,676,009

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  ☐

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   14.4%(1)

12
TYPE OF REPORTING PERSON

  OO

(1) Based on 10,988,519 shares of Common Stock outstanding as of June 7, 2017.

CUSIP No. 05502L105	13G

1
NAMES OF REPORTING PERSONS

CEDA Investments, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,144

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  ☐

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0.5%(1)

12
TYPE OF REPORTING PERSON

  OO

(1) Based on 10,988,519 shares of Common Stock outstanding as of June 7, 2017.

Item 1.
Security and Issuer

This statement on Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Azur Rx BioPharma, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 760 Park Side Avenue, Downstate Biotechnology Incubator, Suite 304, Brooklyn, NY 11226.

Item 2.
Identity and Background

a-f. This statement is filed by Edmund Burke Ross Jr., EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments, LLC, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments, LLC is c/o JDJ Family Office Services, PO Box 962049 Boston, MA 02196. The business address of Edmund Burke Ross Jr. is c/o JDJ Family Office Services, PO Box 962049 Boston, MA 02196.

Mr. Ross is the Manager of EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments, LLC.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ross is a citizen of the United States of America.

Item 3.
Source and Amount of Funds or Other Consideration

The securities reported in this statement were acquired with funds provided form working capital of the Reporting Persons who directly beneficially own such securities.

Item 4.
Purpose of Transaction

The Reporting Persons purchased the securities reported in this statement for investment purposes. The Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their investments on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.
Interest in Securities of the Issuer

a, b, and c. As of June 13, 2017, the Reporting Persons beneficially owned in the aggregate 2,433,153 shares of Common Stock, constituting approximately 20.6% of the outstanding Common Stock. The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons listed below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Common Stock
Edmund Burke Ross Jr.	2,433,153(1)	21.1%
EBR Ventures, LLC	700,000(2)	6.3%
ADEC Private Equity Investment, LLC	1,676,009(2)	14.4%
CEDA Investments, LLC	57,144(2)	0.5

(1)
Includes warrants to purchase 773,313 shares of Common Stock beneficially owned by Mr. Ross, of which warrants to purchase 100,000 shares of Common Stock are owned by EBR Ventures, LLC, warrants to purchase 644,741 shares of Common Stock are owned by ADEC Private Equity Investment, LLC, and warrants to purchase 28,572 shares of Common Stock are owned by CEDA Investments, LLC.
(2)
Includes warrants to purchase shares of common stock in amount specified in footnote (1).

Mr. Ross is the manager of EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments, LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Common Stock that EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments, LLC own. Mr. Ross has the sole power to vote or direct the vote or to dispose of 2,433,153 shares of Common Stock. None of EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments have power to vote or direct the vote or to dispose any shares of Common Stock.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the several Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 2,433,153 shares of Common Stock, constituting approximately 20.6% of the outstanding shares of Common Stock.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Ross, EBR Ventures, LLC, ADEC Private Equity Investment, LLC, and CEDA Investments, LLC, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Mr. Ross holds sole voting and dispositive power over the shares of common stock and each of ADEC Private Equity Investment, LLC, EBR Ventures, LLC, and CEDA Investments, LLC disclaims beneficial ownership of such securities and securities underlying the warrants, except to the extent of their respective pecuniary interest therein, if any, and this report shall not be deemed to be an admission that any of ADEC Private Equity Investment, LLC, EBR Ventures, LLC, or CEDA Investments, LLC is the beneficial owner of such securities for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The percentage of shares of Common Stock reported as being beneficially owned by the based on 9,631,088 shares of Common Stock outstanding as of June 7, 2017. The Reporting Persons have not acquired or sold shares of Common Stock during the last 60 days.

d and e. Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item7.
Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2017

EDMUND BURKE ROSS, JR.

By:	/s/ Edmund Burke Ross, Jr. for himself, as manager of ADEC Private Equity Investment, LLC, as manager of EBR Ventures, LLC, and as manager of CEDA Investments, LLC
Name:	Edmund Burke Ross, Jr.
Title:	Manager